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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 15
Gundle/SLT Environmental, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
402809107 (CUSIP Number)
Daniel J. Hennessy GEO Holdings Corp. c/o Code Hennessy & Simmons LLC 10 South Wacker Drive, Suite 3175 Chicago, Illinois 60606 (312) 876-1840	Copy to: Kevin R. Evanich, P.C. Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402809107	13D	Page 2 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GEO Holdings Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO / Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,557,143*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,557,143*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 39.53%**

14.	Type of Reporting Person (See Instructions) CO

*
Reflects the number of shares of Common Stock of Gundle/SLT Environmental, Inc. beneficially owned, as of December 31, 2003, by Wembley Ltd., as represented and warranted in the Voting Agreement, dated December 31, 2003, between GEO Holdings Corp. and Wembley Ltd., filed as Exhibit 2 hereto.

**
Based upon 11,529,657 shares of Common Stock of Gundle/SLT Environmental, Inc. outstanding as of December 30, 2003, as represented and warranted in the Plan and Agreement of Merger, dated December 31, 2003, by and among Gundle/SLT Environmental, Inc., GEO Holdings Corp. and GEO Sub Corp., filed as Exhibit 3 hereto.

CUSIP No. 402809107	13D	Page 3 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Code Hennessy & Simmons IV LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO / Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,557,143*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,557,143*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 39.53%**

14.	Type of Reporting Person (See Instructions) PN

*
Reflects the number of shares of Common Stock of Gundle/SLT Environmental, Inc. beneficially owned, as of December 31, 2003, by Wembley Ltd., as represented and warranted in the Voting Agreement, dated December 31, 2003, between GEO Holdings Corp. and Wembley Ltd., filed as Exhibit 2 hereto.

**
Based upon 11,529,657 shares of Common Stock of Gundle/SLT Environmental, Inc. outstanding as of December 30, 2003, as represented and warranted in the Plan and Agreement of Merger, dated December 31, 2003, by and among Gundle/SLT Environmental, Inc., GEO Holdings Corp. and GEO Sub Corp., filed as Exhibit 3 hereto.

CUSIP No. 402809107	13D	Page 4 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHS Management IV LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO / Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,557,143*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,557,143*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 39.53%**

14.	Type of Reporting Person (See Instructions) PN

*
Reflects the number of shares of Common Stock of Gundle/SLT Environmental, Inc. beneficially owned, as of December 31, 2003, by Wembley Ltd., as represented and warranted in the Voting Agreement, dated December 31, 2003, between GEO Holdings Corp. and Wembley Ltd., filed as Exhibit 2 hereto.

**
Based upon 11,529,657 shares of Common Stock of Gundle/SLT Environmental, Inc. outstanding as of December 30, 2003, as represented and warranted in the Plan and Agreement of Merger, dated December 31, 2003, by and among Gundle/SLT Environmental, Inc., GEO Holdings Corp. and GEO Sub Corp., filed as Exhibit 3 hereto.

CUSIP No. 402809107	13D	Page 5 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Code Hennessy & Simmons LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO / Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,557,143*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,557,143*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 39.53%**

14.	Type of Reporting Person (See Instructions) CO

*
Reflects the number of shares of Common Stock of Gundle/SLT Environmental, Inc. beneficially owned, as of December 31, 2003, by Wembley Ltd., as represented and warranted in the Voting Agreement, dated December 31, 2003, between GEO Holdings Corp. and Wembley Ltd., filed as Exhibit 2 hereto.

**
Based upon 11,529,657 shares of Common Stock of Gundle/SLT Environmental, Inc. outstanding as of December 30, 2003, as represented and warranted in the Plan and Agreement of Merger, dated December 31, 2003, by and among Gundle/SLT Environmental, Inc., GEO Holdings Corp. and GEO Sub Corp., filed as Exhibit 3 hereto.

CUSIP No. 402809107	13D	Page 6 of 14 Pages

Item 1.    Security and Issuer.

        The class of equity security to which this Statement relates is the common stock, par value $0.01 (the "Common Stock"), of Gundle/SLT Environmental, Inc., a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are:

  Gundle/SLT Environmental, Inc.
  19103 Gundle Road
  Houston, Texas 77073

Item 2.    Identity and Background.

        (a)-(c), (f)    This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): GEO Holdings Corp., a Delaware corporation ("GEO Holdings"), Code Hennessy & Simmons IV LP, a Delaware limited partnership ("CHS LP"), CHS Management IV LP, a Delaware limited partnership ("CHS Management"), Code Hennessy & Simmons LLC, a Delaware limited liability company ("CHS LLC"). CHS LLC is the general partner of CHS Management. CHS Management is the general partner of CHS LP. CHS LP owns 100% of the outstanding common stock of GEO Holdings. GEO Holdings, CHS LP, CHS Management and CHS LLC are collectively referred to as the "Reporting Persons."

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

        The principal business address of each of the Reporting Persons is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

        The principal business of GEO Holdings will be the acquisition of the outstanding shares of capital stock of the Issuer (as described in Item 4 below) and the operation of the Issuer after such acquisition. CHS LP is a private investment entity specializing in acquisition transactions. The principal business of CHS Management is serving as the general partner of CHS LP. The principal business of CHS LLC is serving as general partner of CHS Management and other general partners of other investment entities.

        The name, citizenship, principal occupation and address of each director and officer of GEO Holdings is set forth on Schedule I, which is incorporated by reference herein. The name and address of the general partner of CHS LP is set forth on Schedule II, which is incorporated by reference herein. The name and address of the general partner of CHS Management is set forth on Schedule III, which is incorporated by reference herein. The name, citizenship, principal occupation and address of each director and officer of CHS LLC is set forth on Schedule IV, which is incorporated by reference herein.

        (d)-(e)    During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        All of the persons or entities referred to in this Item 2 hereby expressly disclaim beneficial ownership of any shares of Common Stock, and the filing of this Statement shall not be construed as an admission that such persons or entities are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any such shares of Common Stock.

CUSIP No. 402809107	13D	Page 7 of 14 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

        Each of the Reporting Persons may be deemed to have acquired beneficial ownership of 4,557,143 shares of Common Stock ("Stockholder Shares") pursuant to the Voting Agreement, dated as of December 31, 2003, between GEO Holdings and Wembley Ltd. ("Stockholder") (the "Voting Agreement"). However, each of the Reporting Persons expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreement.

        Subject to the terms of the Voting Agreement, the Stockholder has agreed to (a) vote all of the Common Stock that it owns (i) in favor of the approval of the Merger Agreement (as defined in Item 4 below) and each of the other transactions contemplated by the Merger Agreement to be performed by the Issuer and any actions required in furtherance thereof, (ii) against any GSE Transaction Proposal (as defined in the Merger Agreement) or any other action or agreement that, directly or indirectly, is inconsistent with or that is reasonably likely, to impede, interfere with, delay or postpone the Merger (as defined in Item 4 below) contemplated by the Merger Agreement and (iii) against (A) any material change in the present capitalization of the Issuer or, except as expressly contemplated by the Merger Agreement, any amendment of the Issuer's certificate of incorporation or bylaws, each as in effect on the date of the Voting Agreement; and (B) any other material change in the Issuer's corporate structure. Prior to the Voting Termination Date (as defined in the Voting Agreement), the Stockholder shall not enter into any agreement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of the Stockholder's Stockholder Shares in any manner inconsistent with the preceding sentence.

        The foregoing descriptions of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 2, and is incorporated herein by reference.

        The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.    Purpose of Transaction.

        (a), (b) and (e)    On December 31, 2003, the Issuer, GEO Holdings Corp. ("GEO Holdings") and GEO Sub Corp. ("GEO Sub"), a Delaware corporation and a direct wholly-owned subsidiary of GEO Holdings, entered into a Plan and Agreement of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 3. The Merger Agreement contemplates that GEO Sub will merge with and into the Issuer (the "Merger") whereby the Issuer shall continue as the surviving corporation and become a direct wholly-owned subsidiary of GEO Holdings and each share of the Issuer's Common Stock, except for treasury shares, dissenting shares and shares held by GEO Holdings and GEO Sub, will be converted into the right to receive $18.50 in cash (the "Merger Consideration") following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer shareholder approval for the transactions contemplated thereby. A portion of the outstanding options held by certain executives of the Issuer to acquire shares of Common Stock is expected to be converted into options to purchase shares of GEO Holdings.

        Pursuant to the Bank and Bridge Facilities Commitment Letter, dated as of December 31, 2003, by and between GEO Holdings, UBS Loan Finance LLC ("UBS") and UBS Securities LLC ("UBSS") (the "Commitment Letter"), a copy of which is attached hereto as Exhibit 4, UBS has agreed to provide (i) a senior secured term loan facility of $25 million and (ii) a senior secured revolving credit facility of

CUSIP No. 402809107	13D	Page 8 of 14 Pages

$40 million (collectively the "Bank Facility").

        The Commitment Letter contemplates that GEO Sub will issue $150 million unsecured senior or senior subordinated notes (the "Notes") pursuant to a Rule 144A offering. In the event the Notes are not issued at the time the transactions are consummated, UBS has agreed to provide a bridge loan facility in the amount of up to $150 million under a senior unsecured credit facility (the "Bridge Facility"). The Bank Facility and the Bridge Facility will contain customary terms and conditions, including, without limitation, with respect to fees, indemnification and events of default. A portion of the proceeds from the transactions contemplated by the Commitment Letter may be used to pay the Merger Consideration.

        The purpose of entering into the Voting Agreement was to aid in facilitating the consummation of the transactions contemplated by the Merger Agreement.

        (c)    Not Applicable.

        (d)    Pursuant to the Merger Agreement, the following persons, whose names and addresses are listed below, shall, upon the effective date of the Merger ("Effective Date"), constitute the board of directors of the Issuer, and shall hold office until the first annual meeting of stockholders of the Issuer next following the Effective Date.

Name	Address
Daniel J. Hennessy	10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606
Brian P. Simmons	10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606
Marcus J. George	10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606
Samir T. Badawi	19103 Gundle Road, Houston, Texas 77073

        (e)    Not Applicable.

        (f)    Not Applicable.

        (g)    The certificate of incorporation and by-laws of the Issuer shall be amended and restated prior to the Merger in the forms attached to the Merger Agreement, which will be the certificate of incorporation and by-laws of the Issuer after the Merger.

        (h)-(i)    If the transactions contemplated by the Merger Agreement are consummated, the Common Stock of the Issuer will be delisted from the New York Stock Exchange and will be deregistered under Section 12(g)(4) of the Exchange Act.

        (j)    Not Applicable.

        The foregoing descriptions of the Voting Agreement, the Merger Agreement, the Commitment Letter and the transactions related thereto are qualified in their entirety by reference to the Voting Agreement, the Merger Agreement and the Commitment Letter, copies of which are attached hereto as Exhibits 2, 3 and 4, respectively, and are incorporated herein by reference.

CUSIP No. 402809107	13D	Page 9 of 14 Pages

Item 5.    Interest in Securities of the Issuer.

        (a)-(b)    The responses of each Reporting Person with respect to Rows 11, 12 and 13 of the applicable cover pages to this Statement that relate to the aggregate number and percentage of Common Stock held by each such Reporting Person are incorporated herein by reference. The responses of each Reporting Person with respect to Rows 7, 8, 9, and 10 of the applicable cover pages of this Statement that relate to the number of shares as to which each such Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. Each Reporting Person may be deemed to have shared power to vote such shares of Common Stock with respect to the limited matters described in Item 3 above. However, each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreement.

        Except as set forth in this Statement, to the knowledge of the Reporting Persons, no person named in Item 2 beneficially owns any shares of Common Stock of the Issuer.

        (c)    Except as described in this Statement, during the past 60 days there have been no other transactions in the securities of the Issuer effected by any Reporting Person or, to the knowledge of any Reporting Person, the other persons named in Item 2.

        (d)    Not applicable.

        (e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as described in this Statement or the Exhibits hereto, to the best knowledge of the Reporting Persons, the Reporting Persons presently have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Material to be filed as Exhibits.

Schedules I-IV	Additional Information Required by Item 2 of Schedule 13D
Exhibit 1	Schedule 13D Joint Filing Agreement, dated January 9, 2004, by and among each of the Reporting Person.
Exhibit 2	Voting Agreement, dated as of December 31, 2003, by and between GEO Holdings Corp. and Wembley Ltd.
Exhibit 3	Plan and Agreement of Merger, dated as of December 31, 2003, by and among Gundle/SLT Environmental, Inc., GEO Holdings Corp. and GEO Sub Corp.
Exhibit 4	Bank and Bridge Facilities Commitment Letter, dated as of December 31, 2003, by and among GEO Holdings Corp., UBS Loan Finance LLC and UBS Securities LLC.

CUSIP No. 402809107	13D	Page 10 of 14 Pages

Schedule I

        The name and present principal occupation of each director and officer of GEO Holdings Corp. is set forth below. The business address of each such person is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606 and each such person is a citizen of the United States.

Directors and Officers	Title
Daniel J. Hennessy	President and Assistant Secretary of GEO Holdings Corp. and Partner of Code Hennessy & Simmons LLC
Marcus J. George	Vice President and Secretary of GEO Holdings Corp. and Managing Director of Code Hennessy & Simmons LLC

CUSIP No. 402809107	13D	Page 11 of 14 Pages

Schedule II

        The name of the general partner of Code Hennessy & Simmons IV LP is set forth below. The business address of the general partner is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

General Partner:	CHS Management IV LP

CUSIP No. 402809107	13D	Page 12 of 14 Pages

Schedule III

        The name of the general partner of CHS Management IV LP is set forth below. The business address of the general partner is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

General Partner:	Code Hennessy & Simmons LLC

CUSIP No. 402809107	13D	Page 13 of 14 Pages

Schedule IV

        The name and present principal occupation of each partner and executive officer of Code Hennessy & Simmons LLC is set forth below. The business address of each such person is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606 and each such person is a citizen of the United States.

Partner	Title
Andrew W. Code	Partner
Daniel J. Hennessy	Partner
Brian P. Simmons	Partner
Peter M. Gotsch	Partner
Thomas J. Formolo	Partner
Jon S. Vesely	Partner
Michael L. Keesey	Chief Financial Officer

CUSIP No. 402809107	13D	Page 14 of 14 Pages

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: January 9, 2004	GEO Holdings Corp.
	By:	/s/ DANIEL J. HENNESSY Name: Daniel J. Hennessy Its: President
Date: January 9, 2004	Code Hennessy & Simmons IV LP
	By:	CHS Management IV LP
	Its:	General Partner
	By:	Code Hennessy & Simmons LLC
	Its:	General Partner
	By:	/s/ DANIEL J. HENNESSY Name: Daniel J. Hennessy Its: Partner
Date: January 9, 2004	CHS Management IV LP
	By:	Code Hennessy & Simmons LLC
	Its:	General Partner
	By:	/s/ DANIEL J. HENNESSY Name: Daniel J. Hennessy Its: Partner
Date: January 9, 2004	Code Hennessy & Simmons LLC
	By:	/s/ DANIEL J. HENNESSY Name: Daniel J. Hennessy Its: Partner

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Schedule I
Schedule II
Schedule III
Schedule IV
SIGNATURES